

July 20, 2011

Via Facsimile
Mr. Mark A. McCollum
Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

> **Re:** **Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **File No. 001-03492**

Dear Mr. McCollum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. You discuss in your filing that your completion and production services include hydraulic fracturing and acidizing services. Please tell us, with a view for disclosure:
    - what percentage of your services involves hydraulic fracturing;
    - your anticipated costs and funding associated with hydraulic fracturing services; and
    - whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.

2. In regard to your hydraulic fracturing services and more generally the services you provide in your completion and production segment, please also tell us what steps you

have taken to minimize any potential environmental impact. As part of your response, please explain your role as compared to that of the well operator. For example, and without limitation, please explain if you:

- have steps or technology in place to ensure that the services you provide for drilling, casing, cementing, and well completions adhere to known best practices;
- have systems in place to monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure and/or detection of fluid leak-off;
- evaluate the environmental impact of additives to your frack fluid, including disclosure of all chemicals involved, in the volume/concentration and total amounts utilized; and
- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

3.   In light of the public concern over the risks relating to hydraulic fracturing, please review your disclosure in your filing and periodic reports to ensure that you have disclosed all material information regarding your potential liability as a service provider. This would include, for example, your potential liability in connection with any environmental contamination related to your fracturing operations. For example, and without limitation, please consider, and address in your response, the following with respect to your hydraulic fracturing services and operations:

- the applicable policy limits and deductibles related to your insurance coverage;
- your related indemnification obligations and those of your customers, if applicable;
- your insurance coverage with respect to any liability related to any resulting negative environmental effects; and
- the risks for which you are insured for your hydraulic fracturing operations.

Financial Instrument Market Risk, page 57

4.   Please expand your disclosures in future filings to provide the information required by and discussed in Item 305 of Regulation S-K. It is unclear how your current disclosures meet one of the three disclosure alternatives described in Item 305(a). Additionally, please expand your disclosures to qualitatively discuss how you manage each of the primary market risks you are currently exposed to. Please note General Instruction 6 of Regulation S-K, Item 305 as to the location of your disclosures outside of the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director